                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

                                                      SEC FILE NUMBER:  0-28596
                                                      CUSIP NUMBER:  659317-10-1



(Check One):                [_]   Form 10-K         [_]   Form 20-F    [_]   Form 11-K
                            [X]   Form 10-Q         [_]   Form N-SAR

                            For Period Ended:  March 31, 1999

                            [_]   Transition Report on Form 10-K
                            [_]   Transition Report on Form 20-F
                            [_]   Transition Report on Form 11-K
                            [_]   Transition Report on Form 10-Q
                            [_]   Transition Report on Form N-SAR
                            For the Transition Period Ended:
                                                            ------------

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
 N/A

PART I - REGISTRANT INFORMATION

Full Name of Registrant:
        The North Face, Inc., a Delaware corporation

Address of Principal Executive Office:

          407 Merrill Avenue
          Carbondale, Colorado  81623

PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]    (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[_]    (b)   The subject annual report, semi-annual report, transition report on
             Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date;

[_]    (c)   The accountant's statement or other exhibit required by Rule 12b-
             25(c) has been attached if applicable hereto.

PART III - NARRATIVE

          The Registrant is unable to complete and file its quarterly report on Form 10-Q for the quarter ended March 31, 1999 on or before the prescribed due date because the quarterly financial statements have not been completed. The Registrant's completion of the quarterly financial statements has been delayed because the Registrant's independent certified public accountants did not complete their audit of the Registrant's annual financial statements for the year ended March 31, 1999 until May 6, 1999. This delay in completion of the 1998 audit has caused the Company to delay the preparation of its quarterly report on Form 10-Q for the first quarter of 1999.

PART IV - OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

                    James G. Fifield
                    President and Chief Executive Officer
                    The North Face, Inc.
                    407 Merrill Avenue
                    Carbondale, Colorado  81623
                    Telephone: (970) 704-2300

              with a copy to:

                    Jeffrey D. Saper, Esq.
                    Selim Day, Esq.
                    Wilson Sonsini Goodrich & Rosati
                    Professional Corporation
                    650 Page Mill Road
                    Palo Alto, California 94304-1050
                    Telephone:  (650) 493-9300

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                              [_] Yes    [X] No

              Annual Report on Form 10-K for the year ended December 31, 1998.

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                              [X] Yes    [_] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     SEE ANNEX A ATTACHED HERETO.
     ---------------------------

          The North Face, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:     May 17, 1999                 By: /s/ James G. Fifield
                                           -------------------------------------
                                           James G. Fifield
                                           President and Chief Executive Officer

                                    ANNEX A
                                    -------

          A copy of the Registrant's press release issued on May 7, 1999 is set forth below:

Contact:  John Batelli
          Director, Investor Relations
          510.618-3631


                              THE NORTH FACE, INC.
                      FILES ITS ANNUAL REPORT ON FORM 10-K

CARBONDALE, Colo., May 7, 1999/PRNewsire/ - The North Face, Inc (Nasdaq: TNFI-
E), announced today that it has filed with the Securities and Exchange Commission its annual report on Form 10-K for the year ended December 31, 1998 which includes the Company's audited financial statements for 1998. The Company had previously announced that it was experiencing delays in making this filing because the annual audit by the Company's independent auditors, Deloitte & Touche, LLP was not complete. In addition, the Company announced that it has filed an amended 10-K for 1997 which includes restated financial statements for 1997, as well as an amended 10-Q for each of the first three quarters of 1998. The Company currently expects to file its 10-Q for the first quarter of 1999 by May 24, 1999.

          The Company's 1998 financial statements reflect a reduction in revenue from $263.3 million to $247.1 million, a reduction in net income from $9.5 million to $3.6 million, and a reduction of earnings per share from $0.76 cents to $0.29 cents from the results announced in the Company's 1998 earnings release issued on January 29, 1999. Excluding charges for facility closure, relocation and realignment, 1998 net income was reduced from $13.8 million to $8.1 million, and earnings per share was reduced from $1.11 cents to $0.65 cents. The Company's restated 1997 financial statements reflect a reduction in revenue from $208.4 million to $203.2 million, a reduction in net income from $11.1 million to $8.0 million, and a reduction of earnings per share from $0.96 cents to $0.69 cents from the results reported in the Company's 1997 10-K filed with the SEC on March 6, 1998.

          The restatements for each of the periods reflect three primary categories of adjustments affecting the income statement: (1) the reversal of revenues previously recognized which were associated with sales to two distributors because sales accounting was not consistent with certain terms of those transactions which were designed to avoid distribution into inappropriate channels and preserve The North Face brand. The reversal of this revenue lowered pre-tax earnings by $3.1 million in 1997 and $6.0 million in 1998; (2) the write-off of capitalized and previously incurred costs to expense in order to more appropriately reflect the future value of those costs. These write-offs, primarily related to capitalized system implementation costs, lowered pre-tax earnings by $1.8 million in 1997 and $1.0 million in 1998; and (3) increases in accrued expenses, which reduced pre-tax earnings in 1997 by $0.3 million and $2.7 million in 1998. Additional details regarding the amounts of the restatements are summarized below.

          The Company's 1998 results reflect annual sales growth of 21.6% from the previous year, which includes 20.3% growth in wholesale sales and 27.8% growth in Company owned retail and outlet stores. Gross margin was 45.3%, a decrease of 20 basis points compared to 1997. Excluding charges for facility closure, relocation and realignment, operating cash flow or EBITDA for 1998 was $25.7 million as compared to $20.4 million for 1997, an increase of 25.8%.

          Jim Fifield, President and Chief Executive Officer, commented, "this has been a difficult period in the Company's history. We know that the shareholders have been frustrated by the lack of information and by the inability to trade in the Company's stock. While these restatements are troubling, we do not believe they diminish the strength of The North Face brand or our ability to achieve our long range plan of broadening our product line, expanding our distribution and improving our profit margins and cash flow. The difficult winter of 1998/1999 and the turmoil surrounding the events of the past months has negatively impacted the Company in the short term. While we continue to believe that we have good prospects ahead for the full-year 1999, we will report a loss for the first quarter of 1999. These results will be significantly lower than analysts' expectations."

          Mr. Fifield also stated that "the Company has taken steps to improve sales and profitability over the balance of 1999, and it is our objective to achieve overall growth of over 20% in sales and over 30% in net income, excluding non-recurring charges, with a goal of earnings per share of $1.00 for the year. We are pleased to report that Fall 1999 preseason sales growth is expected to exceed 25% as the demand for the Company's products continues to grow. The strength of the brand is further supported by comparative store growth in our full priced retail stores of 11.2%, outlet stores of 27.8%, and a combined 16.3% comparative store growth rate through March 1999. In addition, the introduction of The North Face rugged footwear, which launched in March 1999, has met expectations."

          The Company also announced today that its Transaction Agreement with Leonard Green & Partners, L.P is in full force and effect although Leonard Green & Partners has informed the Company that they are reevaluating the transactions contemplated by the Transaction Agreement. The Company previously announced that it had entered into a Transaction Agreement with Leonard Green & Partners pursuant to which Leonard Green & Partners would acquire the Company.

Quote for reference ticker symbols: TNFIE

          Statements included in this press release which are not historical in nature, are intended to be, and are hereby identified as, "forward-looking statements" for purposes of the safe harbor provided by Section 21E of the Securities Exchange Act of 1934, as amended by Public Law 104-67. Specifically, the statements relating to the Company's expected 10-Q filing for the first quarter of 1999, the Company's ability to achieve its long range plan, the Company's prospects for 1999, the Company's projected results for the first quarter of 1999, the Fall 1999 preseason sales growth, and improvement of profitability in 1999 are forward-looking statements. The Company cautions readers that actual results or events may differ from those indicated in the forward-looking statements as a result of the Company's inability to prepare the financial information required to be disclosed in the 1999 first quarter 10-Q on a timely basis, the decline in demand for the Company's products, material increases in the Company's costs relative to its revenues, weather that is warmer than usual, lower than expected margins, or the loss of services of any key executive or director.

                             The North Face, Inc.
                     Consolidated Statements of Operations
                    (In thousands except per share amounts)
                                   Restated

                                                               1998                      1997
                                                      Previously                   Previously
                                                     Reported (a)  Restated       Reported (b)  Restated
                                                    --------------------------  ------------------------
Net Sales                                             $ 263,323     247,096       $ 208,403     203,247
Cost of Sales                                           143,225     135,134         113,339     110,764
                                                    --------------------------  ------------------------
Gross Profit                                            120,098     111,962          95,064      92,483
Gross Profit Percent                                       45.6%       45.3%           45.6%       45.5%

Operating Expenses                                       92,845      93,897          73,720      76,350
Facility Closure, Relocation                                                              -           -
   and Realignment Expenses                               6,954       7,379               -           -
                                                    --------------------------  ------------------------
Operating Income                                         20,299      10,686          21,344      16,133

Interest Expense                                         (5,244)     (4,907)         (2,238)     (2,238)
Other Income (Expense), net                                 425          64            (749)       (749)
                                                    --------------------------  ------------------------

Income Before Provision for Income Taxes                 15,480       5,843          18,357      13,146

Provision for Income Taxes                               (5,960)     (2,251)         (7,250)     (5,191)
                                                    --------------------------  ------------------------

Net Income Including Facility Closure Charges
 and Relocation and Realignment Expenses              $   9,520       3,592       $  11,107       7,955
                                                    ==========================  ========================
Net Income Excluding Facility Closure Charges
 and Relocation and Realignment Expenses              $  13,797       8,130       $  11,107       7,955
                                                    ==========================  ========================
Weighted Average Shares Outstanding - Diluted            12,483      12,485          11,578      11,578

Net Income Per Share - Diluted:
Including Facility Closure Charges
 and Relocation and Realignment Expenses              $    0.76        0.29       $    0.96        0.69
Excluding Facility Closure Charges
 and Relocation and Realignment Expenses              $    1.11        0.65       $    0.96        0.69


(a) As reported on January 29, 1999, "Fourth Quarter 1998 Earnings Release"
(b) As reported in 1997 Form 10-K filed with the SEC on March 6, 1998

                                           Selected Balance Sheet Data
                                                 (In thousands)
                                                    Restated

                                                   December 31
                                               --------------------
                                                   1998     1997
Cash and cash equivalents                      $ 13,452    4,511
Trade accounts receivable, net                   71,460   48,745
Inventories                                      57,457   46,682
Working Capital                                  68,546   61,995
Total Assets                                    232,644  167,449
Accounts payable, accrued expenses &
 other current liabilities                       40,463   30,232
Current portion of long-term debt &
 obligations under capital leases                55,910   25,734
Long-term debt & obligations under leases         5,360    5,177
Total stockholders equity                       123,210  100,141

                             The North Face, Inc.
                  Summary of 1997 and 1998 Audit Adjustments
                         Changes to Financial Results
                (Dollars in millions, except per share amounts)

                                            1997                                                   1998
                                        Operating  Net                                  Operating      Net
                            Revenue     Income    Income    EPS ($)         Revenue      Income       Income    EPS ($)
                           -----------------------------------------      ----------------------------------------------
Reported - including
 non-recurring charges        $ 208.4      21.3    11.1      0.96           $ 263.3      20.3          9.5       0.76

Reported - excluding
  non-recurring charges       $ 208.4      21.3    11.1      0.96           $ 263.3      27.3         13.8       1.11

Audit Adjustments

Revenue Reversal
Wholesale distributor               -         -        -        -              (9.3)     (4.1)        (2.5)     (0.20)
Barter transaction               (5.2)     (3.1)    (1.9)   (0.16)             (0.9)     (1.9)        (1.2)     (0.10)
   Total - revenue reversals     (5.2)     (3.1)    (1.9)   (0.16)            (10.2)     (6.0)        (3.7)     (0.30)

Write-off of Capitalized Costs
Includes information system
projects, product
development & other                 -      (1.8)    (1.1)   (0.09)                -      (1.0)        (0.6)    (0.05)

Increases in Accrued Expenses
Includes credit memos,
warranty & severance costs          -      (0.3)    (0.1)   (0.02)             (2.6)     (2.7)        (1.7)    (0.14)

Other Adjustments
La Sportiva de-consolidation        -         -        -        -              (3.5)        -            -         -
Other                               -         -        -        -               0.1       0.1          0.1      0.02
   Total                            -         -        -        -              (3.4)      0.1          0.1      0.02


Total Adjustments *              (5.2)     (5.2)    (3.1)   (0.27)             16.2      (9.6)        (5.9)    (0.47)

Restated - including
 non-recurring charges        $ 203.2      16.1      8.0     0.69           $ 247.1      10.7          3.6      0.29

Restated - excluding
 non-recurring charges        $ 203.2      16.1      8.0     0.69           $ 247.1      18.1          8.1      0.65


* Includes $0.4 million pre-tax adjustment to non-recurring charges in 1998